UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

_______________________________

CRITICAL PATH, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22674V100
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 42-47 Lower Mount Street Dublin, Ireland Tel. No.: (415) 541-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
_______________________________
February 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100	Page 2 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 74, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestment Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 22674V100	Page 7 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 44,635,831 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 44,635,831 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,635,831 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 8 of 12 Pages

SCHEDULE 13D

Item 1.   Security and Issuer.

This Amendment No. 6 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the “Original 13D”), Amendment No. 1 thereto, dated July 13, 2004 (“Amendment No. 1”), Amendment No. 2 thereto, dated December 30, 2004 (“Amendment No. 2”), Amendment No. 3 thereto, dated April 1, 2005 (“Amendment No. 3”), and Amendment No. 4 thereto, dated October 16, 2007 (“Amendment No. 4”) and Amendment No. 5 thereto, dated December 7, 2007 with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Critical Path, Inc., a California corporation (the “Company”). The address of the principal executive office of the Company is 42-47 Lower Mount Street, Dublin, Ireland. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

Item 2.   Identity and Background.

No change.

Item 3.   Source and Amount of Funds or Other Consideration.

No change.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On February 19, 2008, Critical Path, Inc. (the “Company”) entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with CP Holdco, LLC (“Parent”) and CP Merger Co., a wholly owned subsidiary of Parent (“Merger Sub”), which amends the Agreement and Plan of Merger, dated as of December 5, 2007, by and among the Company, Parent and Merger Sub (as amended the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.

Among other things, the Amendment provides that holders of the Company’s common stock whose shares are being cancelled in connection with the Merger (other than Parent and shareholders entitled to and who properly exercise dissenters’ rights under California law) will receive (i) $.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications) (the “Cash Merger Consideration”) and (ii) a contingent right (the “Contingent Litigation Recovery Right”) to receive a pro rata amount of any net recovery, as calculated pursuant to the terms of the Amendment, received by the Company with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J.P. Morgan Chase &

CUSIP No. 22674V100	Page 9 of 12 Pages

SCHEDULE 13D

Co. (the “Simmonds Claim”) in which the plaintiff alleges, among other things, violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, by the underwriters in the Company’s March 1999 initial public offering and seeks to compel the underwriters to disgorge any profits they may have realized in violation of Section 16(b). As the statutory beneficiary, the Company is named as a nominal defendant.

Pursuant to the Amendment, holders of options and warrants exercisable for shares of the Company’s common stock with exercise prices at or below the Cash Merger Consideration will receive, for each share of common stock issuable upon the exercise of such options or warrants, the Cash Merger Consideration and the Contingent Litigation Recovery Right.

Pursuant to the Amendment, holders of fractional shares of the Company’s Series E Redeemable Convertible Preferred Stock (the “Series E Preferred Stock”) resulting from the 70,000-to-1 reverse stock split of the Series E Preferred Stock to be effected immediately following the effective time of the Merger will receive, on an as if converted to common stock basis, $.102 per share (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassification of the Company’s common stock) and the Contingent Litigation Recovery Right.

The Amendment provides that the Company has the right and authority, but not the obligation, to manage, pursue, prosecute, settle, compromise or dismiss the Simmonds Claims or any other related claims, actions or proceedings in such manner as it deems necessary or appropriate in its sole, absolute and unfettered discretion. The Amendment also provides that the Contingent Litigation Recovery Right is not evidenced by any certificate, is not transferable or assignable except by operation of law or by will or intestate succession and does not entitle its holder to any right as holders of common stock or any other equity interest in the Company, including, without limitation, any voting rights or rights to receive dividends, distributions or any other payments.

In addition, the Amendment provides that each of the material amendments to the Company’s existing articles of incorporation contemplated by the proposed second amended and restated articles will be voted on by the Company’s shareholders as separate matters. In addition, the shareholders will vote on a matter to adopt the second amended and restated articles of incorporation as a whole. Each of the matters relating to the second amended and restated articles of incorporation is conditioned upon the approval of the others.

The Amendment was approved by the Company’s board of directors (the “Board”) following the unanimous recommendation of a special committee of the Board composed entirely of disinterested directors.

A copy of the Amendment is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

CUSIP No. 22674V100	Page 10 of 12 Pages

SCHEDULE 13D

Item 7.   Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:

Amendment No. 1 to Agreement and Plan of Merger, dated as of February 19, 2008, by and among the Company, Parent and Merger Sub (incorporated by reference to the Form 8-K filed by Critical Path, Inc. on February 22, 2008).

CUSIP No. 22674V100	Page 11 of 12 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 74, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS PARTNERS II, L.P.
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

CUSIP No. 22674V100	Page 12 of 12 Pages

SCHEDULE 13D

GAPCO GMBH & CO. KG
By:	GAPCO MANAGEMENT GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT BMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director